UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 20, 2021, Michael S. Perry provided notice to Gamida Cell Ltd. (the “Company”) of his intention to resign from the Company’s Board of Directors (the “Board”), effective immediately with the objective of complying with proxy advisory and shareholder governance services recommendations regarding his public company board service. Dr. Perry’s resignation was not the result of any disagreement with the Board.  In his letter of resignation, Dr. Perry indicated that he has been very pleased to see the Company’s progress since he joined the Board, noting highly positive Phase 3 data emerging from the omidubicel registration trial and excellent initial data generated by its natural killer cell program.

The information provided in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), Registration Statement on Form F-3 (File No. 333-253720) and Registration Statement on Form S-8 (File No. 333-238115).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

May 21, 2021	By:	/s/ Julian Adams
Julian Adams
Chief Executive Officer